Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$

Available earnings:
Earnings before income taxes	89	162	215	426
Add fixed charges:
Interest expense incurred	20	20	57	58
Amortization of debt expense and discount	1	5	7	9
Interest portion of rental expense	2	2	6	6

Total earnings as defined	112	189	285	499

Fixed charges:
Interest expense incurred	20	20	57	58
Amortization of debt expense and discount	1	5	7	9
Interest portion of rental expense	2	2	6	6

Total fixed charges	23	27	70	73
Ratio of earnings to fixed charges	4.9	7.0	4.1	6.8